

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Gerry Combs
Chief Executive Officer
Canna-Global Acquisition Corp
4640 Admiralty Way, Suite 500
Marina Del Rey, CA90292

     Re: Canna-Global Acquisition Corp
          Preliminary Proxy Statement on Schedule 14A
          Filed October 31, 2023
          File No. 001-41102

Dear Gerry Combs:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Debbie Klis